Exhibit 99.1

Legend Biotech Announces Advancement of Global Manufacturing Infrastructure

New Cell Therapy Facility in Belgium Establishes Manufacturing Presence in the European Union

New facility builds upon Legend Biotech’s collaboration with Janssen to advance the manufacturing of investigational CAR-T therapy ciltacabtagene autoleucel (cilta-cel), being developed for the treatment of multiple myeloma

SOMERSET, N.J.— June 22, 2021— Legend Biotech Corporation (Legend Biotech, NASDAQ: LEGN), a global clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications, announced the establishment of a state-of-the-art manufacturing facility in Belgium, as part of a joint investment with Janssen Pharmaceutica NV (Janssen), to expand global manufacturing capacity of innovative cellular therapies.

Legend has a collaboration and license agreement with Janssen Biotech, Inc. to develop and commercialize cilta-cel, an investigational CAR-T therapy currently under review by several health authorities around the world including the United States and Europe for the treatment of patients with relapsed and refractory multiple myeloma.

“The new location in Belgium is an ideal choice for Legend to launch our European manufacturing presence allowing us to tap into the area’s vast talent pool and leverage the strong Belgian life sciences ecosystem,” said Liz Gosen, Senior Vice President, Global Technical Operations. “We are excited to expand our existing robust manufacturing network to support the production and delivery of cilta-cel for patients across the globe.”

This facility adds to Legend’s existing manufacturing facilities and presence in Nanjing, China and in Raritan and Somerset, N.J., U.S. The facility is anticipated to be operational by 2023.

About Legend Biotech
Legend Biotech is a global clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications. Our team of over 900 employees across the United States, China and Europe, along with our differentiated technology, global development, and manufacturing strategies and expertise, provide us with the strong potential to discover, develop, and manufacture best-in-class cell therapies for patients in need.

We are engaged in a strategic collaboration to develop and commercialize our lead product candidate, cilta-cel, an investigational BCMA-targeted CAR-T cell therapy for patients living with multiple myeloma. This candidate is currently being studied in registrational clinical trials.

About Ciltacabtagene autoleucel (cilta-cel)

Cilta-cel is an investigational chimeric antigen receptor T cell (CAR-T) therapy that is being studied in a comprehensive clinical development program for the treatment of patients with multiple myeloma. Cilta-cel is a differentiated CAR-T therapy with two BCMA-targeting single domain antibodies. In December 2017, Legend Biotech, Inc. entered into an exclusive worldwide license and collaboration agreement with Janssen Biotech, Inc. to develop and commercialize cilta-cel. In addition to a Breakthrough Therapy Designation (BTD) granted in the U.S. in December 2019, cilta-cel received a BTD in China in August 2020. Orphan Drug Designation was granted for cilta-cel by the U.S. FDA in February 2019, and by the European Commission in February 2020. Applications seeking approval of cilta-cel for the treatment of patients with relapsed/refractory multiple myeloma are currently under regulatory review by several health authorities around the world including the United States and Europe.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the development of Legend Biotech’s manufacturing infrastructure, including construction of new facilities. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the factors discussed in the “Risk Factors” section of the Annual Report filed with the Securities and Exchange Commission on April 2, 2021. Any forward-looking statements contained in this press release speak only as of the date hereof, and Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Media and Investor Relations:
Jessie Yeung, Head of Corporate Finance and Investor Relations, Legend Biotech
jessie.yeung@legendbiotech.com or investor@legendbiotech.com

Crystal Chen, Manager of Investor Relations and Corporate Communications, Legend Biotech
crystal.chen@legendbiotech.com or media@legendbiotech.com

Source: Legend Biotech